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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Response)
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1. Name and Address of Reporting Person(*)

   Mehra                Sanjeev                  K.
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   (Last)               (First)                 (Middle)

   c/o Goldman, Sachs & Co., 85 Broad Street
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                                    (Street)

   New York              NY                     10004
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol


   ProMedCo Management Company (NASDAQ:PMCO)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   June/2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock, par value               6/12/00        J(2)            1,250,000   D      (2)      -0-            I(1)      (1)
$.01 per share
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Series A            (3)      6/12/00  P         425,000      Immed(3) 6/12/07  Common    17,000,000 (2)   425,000   I(1)     (1)(6)
Convertible                                                                    Stock
Preferred Stock
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Warrants to        $97.00(4) 6/12/00  P         125,000      Immed(4) 6/12/03  Common     3,125,000 (2)   -0-       I(1)     (1)(6)
purchase Series B                                                              Stock
Preferred Stock
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Warrants to        $97.00(5) 6/12/00  C              125,000 Immed(4) 6/12/03  Common     3,125,000 (5)   -0-       I(1)     (1)(6)
purchase Series B                                                              Stock
Preferred Stock
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Series B            (5)      6/12/00  C         125,000      Immed(5) 6/12/07  Common     3,125,000 (5)   125,000   I(1)     (1)(6)
Convertible                                                                    Stock
Preferred Stock
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
Explanation of Responses:  SEE ATTACHED PAGES





---------------------------------------------            -----------------------
      (**)Signature of Reporting Person                         Date
Sanjeev K. Mehra by Attorney-in-fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Item 1:   Sanjeev K. Mehra
          c/o Goldman, Sachs & Co.
          85 Broad Street
          New York, NY 10004
Item 2:   ProMedCo Management Company (NASDAQ:PMCO)
Item 4:   June 2000
------------------------------------------------------------------------

(1) The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

(2) On June 12, 2000, Goldman Sachs and GS Group may be deemed to have acquired beneficial ownership of an aggregate of 425,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock") of ProMedCo Management Company (the "Company"), and warrants to purchase up to an aggregate of 125,000 shares of the Company's Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"),
        (i) for an aggregate cash purchase price of $26,500,000 less an amount equal to the sum of (x) the Second Closing Payment (defined below), (y) accrued and unpaid interest on the Company's Senior Subordinated Notes, due January 13, 2005 (the "Notes"), and (z) the aggregate principal amount of any PIK Notes (as defined in the Notes) issued to the Purchasers, with any accrued and unpaid interest thereon through June 12, 2000, and (ii) in exchange for
        (a) 1,250,000 shares of the Company's Common Stock, par value $0.01 per share (the "Common Stock"), and (b) $16,000,000 in aggregate principal amount of the Notes. The "Second Closing Payment" is an amount in cash equal to $795,000.

(3) Each share of Series A Preferred Stock is convertible at any time at the option of the holder into such number of fully paid and nonassessable shares of the Company's Common Stock, as is determined by dividing (x) the Series A Liquidation Preference (defined below), as of the conversion date, by (y) the Series A Conversion Price (defined below), as of the conversion date. The initial conversion price for Series A Preferred Stock is $2.50 per share, which is subject to adjustment as provided in the Certificate of Designation of the Series A Preferred Stock (the "Series A Conversion Price"). The "Series A Liquidation Preference" is $100.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such share), plus an amount equal to all accrued but unpaid dividends (whether or not declared) on such share.

(4) Subject to any adjustments for capital reorganization, reclassification and the like, each warrant could be exercised, at any time prior to 5:00 p.m. on June 12, 2003, to purchase one share of the Company's Series B Preferred Stock, at an exercise price of $97.00 per share.

(5) On June 12, 2000, the warrants were exercised to purchase 125,000 shares of Series B Preferred Stock, at an exercise price of $97.00 per share. Each share of Series B Preferred Stock is convertible at any time at the option of the holder into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (x) the Series B Liquidation Preference (defined below) as of the conversion date, by (y) the Series B Conversion Price (defined below) as of the conversion date. The initial conversion price for Series B Preferred Stock is $4.00 per share, which is subject to adjustment as provided in the Certificate of Designation of the Series B Preferred Stock (the "Series B Conversion Price"). The "Series B Liquidation Preference" is $100.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such share), plus an amount equal to all accrued but unpaid dividends (whether or not declared) on such share.

(6) Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 20,125,000 shares of Common Stock as a result of the deemed beneficial ownership of 425,000 shares the Company's Series A Convertible Preferred Stock, par value $0.01 per share and 125,000 shares of Series B Preferred Stock by certain investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner or managing partner.